Prospectus Supplement	Filed pursuant to Rule 424(b)(3) and 424(c) Registration Statement No. 333-201762

VOLTARI CORPORATION

SUBSCRIPTION RIGHTS TO PURCHASE AN AGGREGATE OF 4,300,000 SHARES OF

COMMON STOCK AT $0.97 or $1.36 PER SHARE, AS APPLICABLE

4,300,000 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF THE SUBSCRIPTION RIGHTS

1,014,982 SHARES OF COMMON STOCK, ISSUABLE UPON EXERCISE OF COMMON STOCK WARRANTS

This Prospectus Supplement (the “Prospectus Supplement”) amends and supplements our prospectus dated February 27, 2015 (the “Prospectus”) relating to (i) our offering of transferable subscription rights to purchase up to an aggregate of 4,300,000 shares of our common stock, at a purchase price of $0.97 per whole share or $1.36 per whole share, as applicable; (ii) the shares of our common stock issuable upon exercise of the subscription rights and (iii) the shares of common stock issuable upon exercise of the warrants to purchase shares of our common stock issued on April 9, 2013 (at the time we became the successor registrant to Motricity, Inc.) in exchange for the warrants to purchase shares of common stock of Motricity issued on October 11, 2012.

This Prospectus Supplement is being filed in order to incorporate into and to include in the Prospectus the information set forth in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2015, which is attached hereto. This Prospectus Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained therein.

Our common stock is currently traded on the Nasdaq Capital Market, under the symbol “VLTC.” On March 16, 2015, the closing sale price of our common stock was $0.88 per share.

Investing in our securities involves substantial risks. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 22 of the Prospectus.

OUR BOARD OF DIRECTORS IS NOT MAKING A RECOMMENDATION REGARDING YOUR DECISION TO EXERCISE OR TRANSFER THE SUBSCRIPTION RIGHTS.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is March 17, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 17, 2015

Voltari Corporation

(Exact name of registrant as specified in its charter)

Delaware	333-186564	90-0933943
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

601 W. 26th Street

Suite 415

New York, NY 10001

(Address of Principal Executive Offices, including Zip Code)

(212) 388-5500

(Registrant’s Telephone Number, including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On March 17, 2015, the Company received written notice from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“NASDAQ”) notifying the Company that for the preceding 30 consecutive business days, the Company’s common stock did not maintain a minimum closing bid price of $1.00 per share, as required by NASDAQ Listing Rule 5550(a)(2). The notice has no immediate effect on the listing or trading of the Company’s common stock and the common stock will continue to trade on The NASDAQ Capital Market under the symbol “VLTC.”

NASDAQ stated in its letter that in accordance with the NASDAQ Listing Rules, the Company will be provided 180 calendar days, or until September 14, 2015, to regain compliance with the minimum bid price requirement. If at any time before September 14, 2015 the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of ten consecutive business days, the NASDAQ staff will provide the Company with written notification that it has achieved compliance with the minimum bid requirement.

If the Company does not regain compliance with the minimum bid price requirement by September 14, 2015, the Company may be eligible for additional time to comply with the minimum bid price requirement. In order to be eligible for such additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The NASDAQ Capital Market, and must notify NASDAQ in writing of its intention to cure the deficiency during the second compliance period. However, if it appears to NASDAQ that the Company will not be able to cure the deficiency, or if the Company is not otherwise eligible for additional time, the NASDAQ staff will provide the Company with written notification that its common stock will be subject to delisting from The NASDAQ Capital Market.

The Company is considering available options to resolve this listing deficiency and to regain compliance with the minimum bid price requirement. The Company has not made any such determination at this time.

Item 8.01.	Other Events.

On March 17, 2015, the Company issued a press release announcing that it has extended the expiration date of its previously announced rights offering to purchase up to an aggregate of 4.3 million shares of the Company’s common stock from to 5:00 p.m. New York City time on March 18, 2015 to 5:00 p.m. New York City time on March 20, 2015.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

99.1	Press Release dated March 17, 2015.

This Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLTARI CORPORATION

March 17, 2015	By:	/s/ Richard Sadowsky
(Date)		Richard Sadowsky Acting Chief Executive Officer

Exhibit Index

Exhibit Number	Description

99.1	Press Release dated March 17, 2015.

Exhibit 99.1

Voltari Announces Extension of Rights Offering; Receipt of NASDAQ Notice of Non-Compliance

NEW YORK – March 17, 2015 Voltari Corporation (NASDAQ: VLTC) announced today that it has extended the expiration date of its previously announced rights offering to purchase up to an aggregate of 4.3 million shares of the Company’s common stock from 5:00 p.m. New York City time on Wednesday, March 18, 2015 to 5:00 p.m. New York City time on Friday, March 20, 2015.

On March 17, 2015, the Company received written notice from the Listing Qualifications Department of The NASDAQ Stock Market LLC (“NASDAQ”) notifying the Company that for the preceding 30 consecutive business days, the Company’s common stock did not maintain a minimum closing bid price of $1.00 per share, as required by NASDAQ Listing Rule 5550(a)(2). The notice has no immediate effect on the listing or trading of the Company’s common stock and the common stock will continue to trade on The NASDAQ Capital Market under the symbol “VLTC.”

NASDAQ stated in its letter that in accordance with the NASDAQ Listing Rules, the Company will be provided 180 calendar days, or until September 14, 2015, to regain compliance with the minimum bid price requirement. If at any time before September 14, 2015 the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of ten consecutive business days, the NASDAQ staff will provide the Company with written notification that it has achieved compliance with the minimum bid requirement.

If the Company does not regain compliance with the minimum bid price requirement by September 14, 2015, the Company may be eligible for additional time to comply with the minimum bid price requirement. In order to be eligible for such additional time, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The NASDAQ Capital Market, and must notify NASDAQ in writing of its intention to cure the deficiency during the second compliance period. However, if it appears to NASDAQ that the Company will not be able to cure the deficiency, or if the Company is not otherwise eligible for additional time, the NASDAQ staff will provide the Company with written notification that its common stock will be subject to delisting from The NASDAQ Capital Market.

The Company is considering available options to resolve this listing deficiency and to regain compliance with the minimum bid price requirement. The Company has not made any such determination at this time.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any offer or sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Voltari

Voltari empowers its customers (including brands, marketers and advertising agencies) to maximize the reach and economic potential of the mobile ecosystem through the delivery of relevance-driven merchandising, digital marketing and advertising solutions, primarily over smartphones and other mobile devices. Voltari makes use of advanced predictive analytics capabilities and real-time data management (including sophisticated data curation and modeling) as well as audience targeting services provided by third parties to deliver the right content to the right person at the right time. Voltari’s unique combination of technology, expertise and go-to-market approach delivers return-on-investment for our customers. For more information, visit http://www.voltari.com or follow @voltarimedia on Twitter.

Forward-Looking Statements

Statements made in this release and related statements that express Voltari’s or its management’s intentions, indications, beliefs, expectations, guidance, estimates, forecasts or predictions of the future constitute forward-looking statements, as defined by the Private Securities Litigation Reform Act of 1995, and relate to matters that are not historical facts. They include, without limitation, statements related to whether we will be successful in raising any capital in the rights offering and what proceeds we will receive in the rights offering. These statements represent beliefs and expectations only as of the date they were made. We may elect to update forward-looking statements but we expressly disclaim any obligation to do so, even if our beliefs and expectations change. Actual results may differ from those expressed or implied in our forward-looking statements. Such forward-looking statements involve and are subject to certain risks and uncertainties that may cause our actual results to differ materially from those discussed in a forward looking statement. These statements represent beliefs and expectations only as of the date they were made. Other uncertainties are described more fully in our filings with the Securities and Exchange Commission.

Investor Contact:

Jennifer Jarman

The BlueShirt Group

(415) 217-5866

jennifer@blueshirtgroup.com